Exhibit (d)(2)(I)

LICENSE AGREEMENT

This License Agreement (“Agreement”) is entered into as of July     , 2001, by and between MGM Consumer Products, a division of Metro-Goldwyn-Mayer Home Entertainment Inc., a Delaware corporation, and Metro-Goldwyn-Mayer Lion Corp, a Delaware company (collectively referred to herein as “Licensor”), on one hand, and MGM Grand Hotel, LLC, a Nevada limited liability company (“MGM Grand”), on the other hand

Recitals

A.	MGM Grand owns and operates the MGM Grand Hotel/Casino (“Hotel”) in Clark County, Nevada.

B.	MGM Grand desires to use, under license from Licensor, the MGM Studio Lion Logo attached hereto as Exhibit A, (the “Licensed Mark”). The license granted to MGM Grand shall be an exclusive license to use and exploit the Licensed Mark in the “Territory,” as defined herein, solely in connection with the manufacture, distribution and promotion of “Licensed Products,” as defined herein. For purposes of this Agreement (a) the term “Territory” shall mean the United States of America and (b) the term “Licensed Products” shall mean the reel strips and belly glass incorporated into and necessary for an initial number of twenty (20) and up to fifty (50) Progressive Reel Spinning Dollar currency or currency equivalent (e.g. tokens, scrip, credits, etc.) operated physical electronic gaming devices (each a “Gaming Device”) and the chairs used in connection therewith, all of which contain intellectual property owned or controlled by Licensor.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereby agree as follows:

1.	Grant of License. Licensor hereby grants to MGM Grand during the “Tent,” as defined herein, the exclusive license, with limited right of sublicense to design, develop, manufacture and distribute within the Territory, the Licensed Products pursuant to the terms and conditions of this Agreement.

Notwithstanding the foregoing, all rights in and to the Licensed Mark are retained by Licensor for its own use, except for the specific rights in the Licensed Marks licensed to Licensee under this Agreement. Licensor reserves the right to use, and to license other parties to use, the Licensed Marks throughout the world for any purpose Licensor may determine, except as otherwise expressly provided in this Agreement, but neither Licensor nor any party licensed by Licensor shall have the right to use the Licensed Marks in any manner which would conflict with the rights granted to Licensee under this Agreement.

2.	Term. The term (“Term”) of this Agreement shall commence on the date first appearing above, and continue for one (1) year from the date that the Licensed Products is put into Play (“Initial Term”), but in no event later than December 31, 2002. Upon the mutual agreement of both parties, up to two (2), one (1) year extensions may be granted to MGM Grand to extend the Initial Term.

3.	Design, Development and Manufacture of Licensed Products. MGM Grand shall, design, develop and manufacture either by itself or through third parties, Licensed Products containing the Licensed Mark. MGM Grand agrees to use commercially reasonable efforts to put the Licensed Products into “Play,” as defined herein, at the Hotel on or before December 31, 2001. For the purposes of this Agreement, the term “Play” shall mean that at least one of the Licensed Products is placed in a public gaming area of the Hotel, in a condition which permits the public to engage in gaming transactions. MGM Grand hereby acknowledges that the Licensed Mark may only be displayed in such form and manner as shall be specifically approved in advance by Licensor. Therefore, prior to manufacturing Licensed Products, MGM Grand shall provide to Licensor the design and specification of the proposed Licensed Product together with a sample of the belly glass, and photos of the play table, reel strips and seats (to the extent not otherwise prohibited by law), as well as all promotional and advertising material relating to the Licensed Products and Licensed Mark (“Advertising Materials”). Licensor shall have 15 calendar days from its receipt in which to approve or disapprove the Licensed Products and/or Advertising Materials, by written notice to MGM Grand. In the event that Licensor does not approve of such concepts for Licensed Products or Advertising Materials within such 15-calendar day period, they shall be deemed to be approved for all purposes of this Agreement. Licensor shall have the right to disapprove of any concepts for Licensed Product or Advertising Materials if it determines, in the exercise of its reasonable good faith judgment, that the Licensed Product or Advertising Materials would impair the value and goodwill associated with the Marks or Licensor’s associated copyrights or trademarks by reason of (i) their failure to satisfy the general quality standards set forth herein, (ii) their use of artwork, designs or concepts which fail accurately to depict the Licensed Mark, (iii) their use of materials which are unethical, immoral or offensive to good taste, (iv) their failure to carry proper copyright or trademark notices or (v) any other reasonable cause. In the event that Licensor does not approve of any concepts for Licensed Product or Advertising Materials as provided herein, it shall notify MGM Grand in writing of the specific reasons for disapproval and MGM Grand shall not display such Licensed Product or use such Advertising Materials until they have been revised as provided in Licensor’s notice to MGM Grand and resubmitted to

Licensor for approval as provided in this paragraph.

The Licensed Products and Licensed Mark along with the Advertising Materials, and all representations of the Licensed Mark, shall be first rate and of high quality consistent with the standards of a first class resort/hotel facility and equal to and commensurate with the high quality associated with the Licensed Mark. In addition, the Licensed Products shall conform in all material respects to the samples thereof provided by MGM Grand and approved by Licensor.

MGM Grand also agrees that it shall cause to appear on all Licensed Products and Advertising Materials the following notice or such other notice as may be specified in writing by Licensor:

TM & © Metro-Goldwyn-Mayer Lion Corp. METRO-

GOLDWYN-MAYER, MGM and the MGM LION

LOGO are used by permission of Metro-Goldwyn-Mayer

Lion Corp.

Without limiting the foregoing, Licensor shall have the right to inspect the Licensed Products and MGM Grand design, development, manufacture and distribution facilities used for or in connection with the Licensed Products. During such inspections, MGM Grand shall provide to Licensor upon request photographic samples of the Licensed Products (to the extent not prohibited by law) and its marketing materials displaying or using the Licensed Mark in relation to the Licensed Products. If in the opinion of Licensor the Licensed Products do not conform to the requirements of the License Agreement, the Licensed Products shall be modified to comply with such specifications

MGM Grand hereby agrees to be responsible for all costs incurred in the development, manufacture, advertising and installation of the Licensed Products.

4.	License Fee.

4.1 Initial Term. MGM Grand shall pay to Licensor a Two Hundred Thousand Dollar ($200,000) license fee payable upon full execution of this Agreement by the parties. Such License Fee shall entitle MGM Grand to put into Play, twenty (20) Licensed Products.

4.1.1 For each additional Licensed Product put into Play by MGM Grand in excess of twenty (20), it shall pay Licensor an amount equal to the product of Ten Thousand Dollars ($10,000) times the percentage represented by the number of days remaining until the next anniversary of the Agreement divided by Three Hundred Sixty Five (365). Such amount shall be due on the date that the Licensed Product is put into Play.

4.2 For each additional one-year extension of this Agreement, if any, by the parties, MGM Grand shall pay Licensor an amount equal to the number of Licensed Products in Play upon the anniversary date of this Agreement times Ten Thousand Dollars ($10,000) as a license fee. Such amount shall be paid within five (5) days of the commencement of the extension.

4.3 In the event that the average Slot Win of each of the Licensed Products over the Initial Term is in excess of Two Hundred Dollars ($200) per day and the parties have agreed to an additional one-year extension, then the parties shall engage in good faith negotiations to renegotiate an equitable increase of the license fee within thirty (30) days of the commencement of the term of the one- year extension.

4.4 For purposes of this Agreement, the term “Slot Win” shall mean the total “Drop,” as defined herein, minus fills (e.g. coins and tokens inserted into the Gaming Devices by MGM Grand), and jackpot payouts, of the Gaming Devices in Play at the Hotel. For purposes of this Agreement, the term “Drop” shall mean such coins, authorized tokens or equivalent as become deposited in each such Gaming Device, including its drop box. The Drop shall be calculated based upon such coins, authorized tokens or equivalent as are registered in each such Gaming Device’s drop meter, and shall be adjusted on a month-to-month basis to determine the actual drop based upon hard and soft counts.

5.	Removal of Licensed Products Following Termination. Upon termination of this Agreement for any reason, the Licensed Products shall be immediately removed by MGM Grand from public use or display and destroyed, permanently removed from use or display or converted to other uses which do not contain the Licensed Mark. A grace period of up to five (5) days following termination shall be permitted to accommodate such removal and delivery process.

6.	Infringement. MGM Grand shall promptly notify Licensor in writing of any infringement or suspected infringement of or claim of infringement of any of the trade names, trademarks, service marks or other intellectual property rights relating to the Licensed Mark being used in a similar manner to that licensed herein, of which MGM Grand becomes aware, or any action constituting passing off of the Licensed Mark or any claim for passing off against MGM Grand. MGM Grand may not institute any legal action in connection with the Licensed Mark or the Licensed Products.

7.	Certain Restrictive Covenants. Except as otherwise expressly permitted in this Agreement, MGM Grand shall not have the right during the Term to undertake any of the following activities: (a) delegate or assign any of MGM Grand’s duties and/obligations under this Agreement to any third party without Licensor’s prior written consent, (b) disseminate or use the Licensed Mark in any manner other than as expressly allowed under this Agreement, (c) use or refer to the Licensed Mark in a manner which is disparaging to the reputation of Licensor its parent company, subsidiaries and/or affiliates, or in a manner which damages the goodwill associated with the Licensed Mark by demeaning or denigrating, directly or indirectly, its parent company, subsidiaries and/or affiliates, (d) offer to sell, sell, lease, loan, trade, use as barter, give away or allow to use the Licensed Products by any other person or entity other than MGM Grand without the prior written consent of Licensor, (e) attack the title to, or any rights of Licensor or any of its affiliated entities in and to, the Licensed Mark or (f) apply for registration or renewal of trademarks, service marks or other proprietary rights for the Licensed Mark.

8.	Insurance. At all times while this Agreement is in force, MGM Grand shall, at its sole cost and expense, carry and maintain Commercial General Liability Insurance covering all operations (including products and completed operations) with combined single limits of at least One Million Dollars ($1,000,000.00) per occurrence for properly damage and bodily injury (including death) as to any one occurrence or any one claim. Such insurance policy shall be issued by an insurance carrier or carriers with a current A.M. Best Company rating of at least A:VII. The Commercial General Liability policy shall name Licensor its parent subsidiaries and affiliates, as additional insured, and shall include blanket contractual liability coverage for the indemnity provisions contained in Section 9 of this Agreement, be written in occurrence form, and contain a broad form property damage endorsement. The coverage of MGM Grand’s insurance shall be primary without regard to any insurance carried and maintained by Licensor. The failure of MGM Grand to take out and/or maintain the required insurance shall not relieve MGM Grand from any liability under this Agreement. MGM Grand shall furnish Licensor with a Certificate of Insurance evidencing the above coverage and endorsement (to the extent such insurance is required as provided above), and containing the following statement:

Thirty	(30) days notice shall be given to Licensor before any material change in, or cancellation of, this policy shall be effective.

9.	MGM Grand’s Indemnity. MGM Grand hereby covenants and agrees to indemnify, defend, save and hold Licensor its parent, subsidiaries and affiliates, and their directors, officers, shareholders and employees, free, clear and harmless from and against any and all liabilities, losses, costs, expenses (including reasonable attorneys’ fees), judgments, claims, administration of claims, liens and demands of any kind whatsoever caused by, resulting from, or in any way connection with, (a) MGM Grand’s acts, omissions or negligence, or the acts, omissions or negligence of MGM Grand’s agents, subcontractors, or employees, in connection with this Agreement or (b) MGM Grand’s breach of this Agreement of any of MGM Grand’s representations or warranties contained herein.

10.	Equitable Relief. MGM Grand’s failure to cease the manufacture, distribution, sale, operation and/or promotion of the Licensed Products upon the expiration or termination of this Agreement will result in immediate and irreparable damage to Licensor. Notwithstanding anything contained herein to the contrary, MGM Grand acknowledges that no adequate remedy at law exists for such failure to cease any such activities and MGM Grand agrees that Licensor shall be entitled to the remedies of injunction, specific performance or other equitable relief to prevent a breach of this Agreement by MGM Grand.

11.	Compliance With Laws. MGM Grand and its agents, subcontractors and employees, shall at all times during the Term of this Agreement fully comply with, and strictly adhere to, any and all applicable (a) federal, state and local laws, rules, regulations and ordinances, and (b) rules, regulations, codes and policies of the National Fire Protection Association and the Nevada State Fire Marshal.

12.	Notices. Any notice to be given pursuant to this Agreement by either party to the other may be affected either by personal delivery in writing or by mail, registered or certified, postage prepaid, with return receipt requested, or telecopier. Notice by mail shall be sent concurrently with any telecopier notice. Notices shall be addressed to the parties at the address or telecopy number specified below, but each party may change its address or telecopy number by written notice in accordance with this paragraph. Notices delivered personally or by telecopier shall be deemed communicated as of actual receipt and notices by mail shall be deemed communicated three (3) days after mailing.

If to MGM Grand:

William J. Hornbuckle

President/COO

MGM Grand Hotel, LLC

3799 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 891-7050 (Telecopy)

With a copy to:

Thomas A. Peterman

Sr. Vice President & General Counsel

MGM Grand Hotel, LLC

3799 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 891-7830 (Telecopy)

If to Licensor:

MGM Consumer Products,

a division of Metro-Goldwyn-Mayer Home Entertainment Inc.

Metro-Goldwyn-Mayer Lion Corp.

2500 Broadway Street

Santa Monica, California 90404

Attention: Senior Vice President, MGM Consumer Products

Telecopy No. (310) 449-3104

With a Copy to:

Metro-Goldwyn-Mayer Studios Inc.

2500 Broadway Street

Santa Monica, CA 90404

Attention: Jay Rakow, Senior Executive Vice President and General Counsel

13.	Parent Liability. Each party agrees not to assert, nor permit any party claiming through it to assert, a claim or impose any liability against either Kirk Kerkorian or Tracinda Corporation, either collectively or individually, as to any matter or thing arising out of, or relating to, this Agreement or any alleged breach or default of this Agreement. In addition, each party agrees that neither Kirk Kerkorian nor Tracinda Corporation, individually or collectively, is a party to this Agreement or is liable for any alleged breach or default of this Agreement.

14.	Books and Records. At all times during the Term, MGM Grand shall, in accordance with generally accepted accounting principles, keep complete books and records reflecting the (a) number of Licensed Products in Play and the location, thereof, and (b) Slot Win. At all times during the Term (and the six (6) month period immediately following the expiration or earlier termination thereof), Licensor during normal business hours, upon at least forty-eight (48) hours prior written notice to MGM Grand at Licensor’s sole cost and expense, as applicable, and at MGM Grand’s principal place of business, review MGM Grand’s books and records with respect to subparagraphs (a) and (b) above.

15.	Confidentiality. The terms and conditions of this Agreement (including the number of any Licensed Products, the Slot Win of the Gaming Devices and all payments hereunder) are confidential and shall not be released or discussed by either party without the prior written consent of the other party except (a) as required by any applicable federal, state or local law, rule, regulation, ordinance or statute, (b) by court order issued by a court of competent jurisdiction and obtained by a third party, (c) to, and as required by, a governmental regulatory authority including, but not limited to, the United States Securities and Exchange

Commission, the Nevada Gaming Commission, the Nevada Gaming Control Board and any other federal, state or local governmental regulatory authority having jurisdiction over MGM Grand, or of this Agreement (d) as required by MGM Grand or Licensor to enforce the terms of this Agreement, or (e) to MGM Grand’s or Licensor’s attorneys or accountants in the ordinary course of their business.

16.	Privileged Licenses. Licensor acknowledges that MGM Grand, its parent company, subsidiaries and affiliates, are businesses that are or may be subject to and exist because of privileged licenses issued by governmental authorities. If requested to do so by MGM Grand, Licensor, and its agents, employees and subcontractors, shall obtain any license, qualification, clearance or the like which shall be requested or required of any of them by MGM Grand or any regulatory authority having jurisdiction over MGM Grand or any parent company, subsidiary or affiliate of MGM Grand. If Licensor, or its agents, employees, or subcontractors, fails to satisfy such requirement or if MGM Grand or any parent company, subsidiary or affiliate of MGM Grand is directed to cease business with Licensor or its agents, employees or subcontractors by any such authority, or if MGM Grand shall in good faith determine, in MGM Grand’s sole and exclusive judgment, that Licensor, or any of its agents, employees, subcontractors, or representatives, (a) is or might be engaged in, or is about to be engaged in, any activity or activities, or (b) was or is involved in any relationship, either of which could or does jeopardize MGM Grand’s business or such licenses, or those of a parent company, subsidiary or affiliate, or if any such license is threatened to be, or is, denied, curtailed, suspended or revoked, this Agreement may be immediately terminated by MGM Grand without further liability to Licensor

Further, Licensor

a)	acknowledges its understanding that it is illegal for a denied gaming license applicant or a revoked gaming licensee, or a business organization under such a person’s control, to enter or attempt to enter into a contract with MGM Grand, its parent company, subsidiaries or any affiliate, without the prior approval of the Nevada Gaming Commission;

b)	affirms that Licensor is not such a person and is not under the control of such a person; and

c)	agrees that this Agreement is subject to immediate termination by MGM Grand, without further liability to MGM Grand, if Licensor is or becomes such a person or is under the control of such a person.

17.	Conduct. Each party acknowledges that the other, their respective parent companies, subsidiaries and affiliates, have a reputation for offering high quality entertainment and/or services to the public and that they and their respective parent company, subsidiaries and affiliates are subject to regulation and licensing and desire to maintain their reputation and receive positive publicity. Each party therefore agrees that throughout the Term of this Agreement it and its agents, employees and subcontractors will not conduct themselves in a manner which is contrary to the best interests of, nor in any manner that adversely affects or is detrimental to the other, their respective parent company, subsidiaries, or affiliates, and will not directly or indirectly make any oral, written or recorded private or public statement or comment that is disparaging, critical, defamatory or otherwise not in the best interests of the other or their respective company, subsidiaries or affiliates. Each party shall use its good faith business judgment in determining whether the other’s conduct or that of its agents, employees or subcontractors adversely affects its or its parent company, subsidiaries or affiliates. Upon such determination, such party may, in its discretion, notify the other in writing of its desire to terminate this Agreement.

18.	Miscellaneous.

(a) Each party hereby represents and warrants to the other that (i) it has the full power and authority to enter into this Agreement and to perform its obligations and duties hereunder and (ii) it is not subject to any obligation or disability which will or might prevent or interfere with its ability to fully keep and perform all of its agreements hereunder.

(b) Licensor may not assign this Agreement, or any of its rights herein, unless and until such assignee has first submitted to a background security check performed by MGM Grand or MGM Grand’s parent company and the results of such background security check are satisfactory to MGM Grand and MGM Grand’s parent company (in accordance with the normal business practices of MGM Grand and MGM Grand’s parent company). Notwithstanding the foregoing, in no event may Licensor assign this Agreement, or any of its rights herein, to any person or entity which owns or operates a hotel or casino in a jurisdiction in which MGM Grand, its parent company, subsidiaries or affiliates, operates a hotel or casino.

(c) Neither party shall have the right to contract for or on behalf of the other, and each party hereby agrees that it is an independent contractor of the other, for all purposes in connection with this Agreement.

(d) The substantive and procedural laws of the State of Nevada applicable to agreements to be performed entirely in the State of Nevada shall govern the validity, construction, interpretation, performance and enforcement of this Agreement.

(e) No waiver by MGM Grand, or Licensor of any breach of any term, covenant or condition of this Agreement shall be deemed a waiver of the same or any subsequent breach of the same or any other term, covenant or condition of this Agreement. No covenant, term or condition of this Agreement shall be deemed waived by MGM Grand or Licensor unless waived in writing.

(f) This Agreement constitutes the entire understanding and agreement between the parties in connection with the Licensed Mark and Licensed Products and supersedes any and all prior agreements or communications between the parties, whether oral or written, in connection with the subject matter hereof. This Agreement may not be amended, modified or changed except by a writing executed by both parties hereto.

(g) If any term, provision, covenant or condition or this Agreement, or any application hereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants, and conditions or this Agreement, and all applications hereof, not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired or invalidated thereby; provided, however, that the invalidity, voidness or unenforceability of such term, provision, covenant or condition does not materially impair the ability of the parties hereto to consummate the transactions contemplated hereby.

(h) The captions of the Sections of this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, define, interpret or construe the meaning of this Agreement.

(i) This Agreement may be executed in any number of counterparts (whether by original or telecopy signature), each of which when executed and delivered shall be an original, but all such counterparts shall constitute one and the same agreement. Any signature page of this Agreement may be detached from any counterpart without impairing the legal effect of any signatures thereon and may be attached to another counterpart, identical in form thereto, but having attached to it one or more additional signature pages.

(j) This Agreement is intended only for the benefit of MGM Grand and Licensor. No other person or entity is intended to be benefited in any way by this Agreement, nor shall this Agreement be enforceable by any other person or entity.

(k) MGM Grand solely shall be liable for the payment of any customer winnings, including but not limited to any progressive jackpots resulting from Play at each Gaming Device utilizing the Licensed Mark.

WHEREOF, the parties have executed this Agreement as of the date set forth above.

MGM GRAND:

MGM Grand Hotel, LLC

By:	/s/ Gamal Aziz
Its:	President & COO

Approved as to form:

/s/ Thomas A. Peterman
Thomas A. Peterman
Sr. Vice President & General Counsel

LICENSOR:

MGM CONSUMER PRODUCTS, a Division of

Metro-Goldwyn-Mayer Home Entertainment Inc.

By:	/s/ Travis Rutherford
Travis Rutherford
Senior Vice President

METRO-GOLDWYN-MAYER LION CORP.

By:	/s/ Jay Rakow
Jay Rakow
Senior Executive Vice President and General Counsel